EXHIBIT 2.1

We hereby undertake to furnish a copy of the instruments defining the rights of holders of our loans, bonds and notes (see detailed list below) upon request of the Securities and Exchange Commission.

Total
USD
Convertible bonds – 2000	23,100
Mandatory Convertible Bonds 2002/2005	1,896
7% Convertible bonds 2004/ 2007	6,822
11% Callable bond 2004/ 2009	114,322
1998 Notes and Loans (USD 350 million)	350,000
Floating Rate Loan Facility — USD 99.25 million Fortis facility	99,250

Total	595,390

F-56